UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTIY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33143

AmTrust Financial Services, Inc.
(Exact name of registrant as specified in its charter)

59 Maiden Lane, 43rd Floor
New York, NY 10038
(212) 220-7120
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value
(Title of each class of securities covered by this Form)

6.75% Non-Cumulative Preferred Stock, Series A
Depositary Shares, each representing 1/40th of a share of 7.25% Non-Cumulative Preferred Stock, Series B
Depositary Shares, each representing 1/40th of a share of 7.625% Non-Cumulative Preferred Stock, Series C
Depositary Shares, each representing 1/40th of a share of 7.50% Non-Cumulative Preferred Stock, Series D
Depositary Shares, each representing 1/40th of a share of 7.75% Non-Cumulative Preferred Stock, Series E
Depositary Shares, each representing 1/40th of a share of 6.95% Non-Cumulative Preferred Stock, Series F
7.25% Subordinated Notes due 2055
7.50% Subordinated Notes due 2055
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	One

Pursuant to the requirements of the Securities Exchange Act of 1934, AmTrust Financial Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 10, 2018	By:	/s/ Stephen Ungar
		Name:	Stephen Ungar
		Title:	Senior Vice President, General Counsel and Secretary